Writer’s Direct Number: (425) 313-8792

VIA EDGAR

April 15, 2025
Mr. Lyn Shenk
Division of Corporate Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:    Costco Wholesale Corporation
    10-K for Fiscal Year Ended September 1, 2024
    File No. 000-20355

Dear Mr. Shenk:
Thank you for our call this morning. Per our call, Costco Wholesale Corporation has received an extension to April 21, 2025 to respond to your comments in your March 19, 2025 letter to our 10-K referenced above.
Sincerely,
COSTCO WHOLESALE CORPORATION

/s/ ALEJANDRO C. TORRES
Alejandro C. Torres
Corporate Counsel

999 Lake Drive ∙ Issaquah, WA 98027 ∙ (425) 313-8100 ∙ www.costco.com